

September 16, 2013

Via E-Mail
Mr. Scott Topping
Chief Financial Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street, Suite G-350
Honolulu, Hawaii 96819

> **Re:** **Hawaiian Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 8, 2013**
> **Form 10-Q for the Quarter Ended June 30, 2013**
> **Filed July 25, 2013**
> **File No. 001-31443**

Dear Mr. Topping:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 34
Other Operating Revenue, page 37

1. Please revise to quantify the reasons for the changes in line items such as other operating revenue when there are several reasons for the change in the amount. For example, you disclose that the increase in other operating revenue for 2011, as compared to 2010, is primarily due to increased baggage revenue, increased cargo revenue due to the additional cargo capacity provided by the Airbus A330-200 aircraft and the expansion of

your network and increased charter revenue, which was partially offset by decreases in your cancellation penalties revenue and the marketing component of your frequent flyer revenue. However, you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Please revise accordingly.

Critical Accounting Policies and Estimates, page 46
Frequent Flyer Accounting, page 46

2. We note from the disclosure included on page 47 that during the fourth quarter of 2012, you recorded a net frequent flyer pre-tax adjustment of $7.3 million to correct an error in the accounting for your sale of mileage credits to companies participating in your frequent flyer program that are deferred and recognized as passenger revenue. We also note that the correction resulted in a change in the deferral period from 19 to 22 months, and the error primarily relates to prior periods and the impact of the error was not material to any prior period or to the 2012 fiscal year. With regards to this error that was corrected during 2012, please explain the following:

- Please explain in further detail the nature of the error that was identified by the Company and the quarterly period or periods to which this error relates. As part of your response, please indicate the gross amounts of any errors that were identified and explain how they resulted in the net error correction of $7.3 million. Also, please explain how this error was identified or detected by the Company's management.
- Please explain in further detail how the correction of this error resulted in a change in the deferral period from 19 to 22 months as you have indicated in your disclosures.
- Please provide an explanation of the quantitative and qualitative factors considered by management in determining that the impact of this error was not material to 2012 or to any of the prior periods impacted by this error. As part of your response, you should clearly explain why you do not believe the correction of this error was material to your results of operations for the fourth quarter of 2012 when this error was corrected in your financial statements.

We may have further comment upon review of your response.

Audited Financial Statements

Statements of Cash Flows, page 59

3. We note that the adjustments to reconcile net income (loss) to net cash provided by operating activities includes the issuance of forward sold miles during the years ended December 31, 2011 and 2010. Please explain to us the nature and terms of these transactions and also explain why they result in non-cash income or gain.

Note 10. Capital Stock and Share-based Compensation, page 87

4. Please revise Note 10 to disclose the significant assumptions used to value the market-based awards issued under your share-based compensation plans. Also, please revise to disclose the total intrinsic value of share-based compensation awards outstanding and those expected to vest as of the latest balance sheet date presented in your financial statements. Refer to the disclosure requirements outlined in ASC 718-10-50-2.

Schedule II – Hawaiian Holdings Inc.

5. We note that the amount of the reduction in the deferred tax asset valuation allowance that occurred during 2010 of $65,641 as reflected in Schedule II does not agree to the change in the deferred tax asset valuation allowance disclosed in the reconciliation of income tax expense at the statutory rate to the income tax benefit for the period of $57,530. Please reconcile and revise to eliminate this inconsistency.

Form 10-Q for the Quarter Ended June 30, 2013

Note 10. Condensed Consolidating Financial Information, page 18

6. We note your disclosure that you include condensed consolidating financial information in accordance with Rule 3-10 of Regulation S-X, because the Company will fully and unconditionally guarantee the payment obligations of Hawaiian under equipment notes to be issued by Hawaiian in the future to purchase new aircraft. Please revise to disclose that the subsidiary issuer (Hawaiian) is 100% owned by the parent company guarantor. See Rule 3-10(c) of Regulation S-X.

Management's Discussion and Analysis

Second Quarter Review Financial Highlights, page 27

7. We note your presentation of adjusted net income, reflecting economic fuel expense, a non-GAAP financial measure. Please note that Item 10(e)(1)(i) of Regulation S-K requires the presentation of the most comparable GAAP measure, GAAP net income, to have equal or greater prominence than the non-GAAP financial measure. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief